Exhibit 12
Mariner Energy, Inc.
Statement regarding Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands, except ratio)
Earnings from continuing operations before fixed charges
Income before taxes and minority interest	221,259	188,806	61,775	105,300	45,688
Add: Fixed charges less capitalized interest	55,234	38,664	8,172	6,050	6,981

Earnings from continuing operations before fixed charges	276,493	227,470	69,947	111,350	52,669

Fixed Charges
Interest expense, net of capitalized interest	54,665	38,275	8,172	6,050	6,981
Add: Capitalized interest	474	1,528	703	434	727
Add: Amortization of discounts	569	389	—	—	—

Total Fixed Charges	55,708	40,192	8,875	6,484	7,708

Ratio of earnings to fixed charges	4.96	5.66	7.88	17.17	6.83